

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-Mail
Berndt Modig
Chief Financial Officer
Prosensa Holding B.V.
J.H. Oortweg 21
2333 CH Leiden
The Netherlands

> **Re:** **Prosensa Holding B.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 10, 2013**
> **File No. 333-188855**

Dear Mr. Modig:

We have reviewed your registration statement and response letter dated June 10, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and significant judgments and estimates
Share-based compensation
Share Options, page 71

1. With regard to your response to comment one, it is not clear how the companies used as peers are similar to you in terms of size and stage of life cycle. We note, for example, BioMarin has a current market capitalization of $8 billion, 2012 revenues of $501 million, and 2012 research and development expense of $302 million. Tell us how you determined the companies used as peers are similar to you in terms of size and stage of life cycle (the disclosure states "Most of the selected guideline companies only have a pipeline with compounds in development and have not yet commercialized any products."). Also tell us why you did not just use the volatility of Sarepta if they are the most similar to you.

2. We acknowledge your response to our comment two. Please tell us how you will correct for the error that you deem immaterial with regards to the change from using the current value method and the option pricing method to using just the option pricing method for your options.

IPO price versus last valuation, page 78

3. We acknowledge your response to comment three. In addition to quantifying the effect, please illustrate for us how the conversion of the preferred shares affects the fair value of the ordinary shares.

4. We acknowledge your response to comment four. Once an IPO price has been determined, please disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     Via E-Mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017